UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

ArTara Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04300J107

(CUSIP Number)

John Heard

Abingworth LLP

Princes House

38 Jermyn Street

London, England SW1Y 6DN

+44 20 7534 1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04300J107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP
98-0518585
2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6. Citizenship or Place of Organization: England

Number of Shares	7. Sole Voting Power:	0
Beneficially Owned by	8. Shared Voting Power:	113,920*
Each Reporting Person With	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	113,920*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 113,920*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13. Percent of Class Represented by Amount in Row (11): 1.9%*
14. Type of Reporting Person (See Instructions): PN

*As of January 9, 2020 (the “Event Date”) and as of the date of filing of this Amendment No. 3 to Schedule 13D (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 113,920 shares of common stock, $0.001 par value per share (the “Common Stock”), of ArTara Therapeutics, Inc. (the “Issuer”) held by Abingworth Bioventures VI, LP (“ABV VI”).

Accordingly, as a result of the foregoing, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own 1.9% of the shares of Common Stock deemed issued and outstanding as of the Event Date and the Filing Date. The foregoing beneficial ownership percentage is based upon 5,844,040 shares of Common Stock issued and outstanding as of January 9, 2020, based on information from the Issuer.

This Amendment constitutes an exit filing for Abingworth as Abingworth is no longer the beneficial owner of five percent (5%) or more of the outstanding shares of Common Stock of the Issuer.

CUSIP No. 04300J107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures VI, LP
98-0403543
2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6. Citizenship or Place of Organization: England

Number of Shares	7. Sole Voting Power:	0
Beneficially Owned by	8. Shared Voting Power:	113,920*
Each Reporting Person With	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	113,920*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 113,920*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13. Percent of Class Represented by Amount in Row (11): 1.9%*
14. Type of Reporting Person (See Instructions): PN

*As of January 9, 2020 (the “Event Date”) and as of the date of filing of this Amendment No. 3 to Schedule 13D (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 113,920 shares of common stock, $0.001 par value per share (the “Common Stock”), of ArTara Therapeutics, Inc. (the “Issuer”) held by Abingworth Bioventures VI, LP (“ABV VI”).

Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV VI may be deemed to beneficially own 1.9% of the shares of Common Stock deemed issued and outstanding as of the Event Date and the Filing Date. The foregoing beneficial ownership percentage is based upon 5,844,040 shares of Common Stock issued and outstanding as of January 9, 2020, based on information from the Issuer.

This Amendment constitutes an exit filing for ABV VI as ABV VI is no longer the beneficial owner of five percent (5%) or more of the outstanding shares of Common Stock of the Issuer.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of (i) Abingworth Bioventures VI, LP (“ABV VI”), and (ii) Abingworth LLP, an English limited liability partnership, the investment manager of ABV VI (“Abingworth” and together with ABV VI, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on November 12, 2019, as amended October 31, 2014 and June 27, 2017 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment constitutes an exit filing for the Reporting Persons.

Item 1.   Security and Issuer

Item 1 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of ArTara Therapeutics, Inc., a Delaware Corporation, formerly known as Proteon Therapeutics, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at: 1 Little West 12th Street, New York, NY 10014.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

On January 9, 2020, the Issuer completed a merger transaction with ArTara Subsidiary, Inc. (formerly ArTara Therapeutics, Inc., “ArTara”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of September 23, 2019, by and among the Issuer, REM 1 Acquisition, Inc. (“Merger Sub”), and ArTara (as amended on November, 19, 2019, the “Merger Agreement”), pursuant to which Merger Sub merged with and into ArTara, with ArTara surviving as a wholly owned subsidiary of the Issuer (the “Merger”).

On January 9, 2020, in connection with, and prior to the completion of, the Merger, the Issuer effected a 1-for-40 reverse stock split of its Common Stock (the “Reverse Stock Split”), ArTara changed its name from “ArTara Therapeutics, Inc.” to “ArTara Subsidiary, Inc.”, and the Issuer changed its name from “Proteon Therapeutics, Inc.” to “ArTara Therapeutics, Inc.”  In addition, on January 9, 2020, all of the outstanding shares of the Issuer’s Series A Preferred Stock were converted into shares of Common Stock. As a result of this conversion, ABV VI received 60,307 shares of Common Stock.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing description of the Merger Agreement, as amended, is qualified in its entirety by reference to the Merger Agreement and Amendment No. 1 to the Merger Agreement, which are attached as Exhibit 2 and Exhibit 3 hereto, respectively, and incorporated herein by reference into this Item 4 of the Schedule 13D. The foregoing descriptions of the Merger, the Reverse Stock Split and any of the transactions contemplated thereby are qualified in their entirety by reference to the descriptions of such transactions included in the Issuer’s Current Report on Form 8-K filed on January 10, 2020, and incorporated herein by reference into this Item 4 of the Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

ABV VI and Abingworth, as the investment manager to ABV VI, may be deemed to beneficially own 113,920 shares of Common Stock, representing an aggregate of approximately 1.9% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date. The number of shares of Common Stock reported herein are held by ABV VI. The foregoing beneficial ownership percentage is based upon 5,844,040 shares of Common Stock issued and outstanding as of January 9, 2020, based on information from the Issuer. All shares of Common Stock reported herein take into account the Reverse Stock Split.

As set forth in the cover sheets to this Schedule 13D, (i) ABV VI has shared voting and dispositive power with respect to the 113,920 shares of Common Stock held by ABV VI, and does not have sole voting and dispositive power over any of the securities reported herein; and (ii) Abingworth has shared voting and dispositive power with respect to the 113,920 shares of Common Stock held by ABV VI, and does not have sole voting and dispositive power over any of the securities reported herein.

On January 9, 2020, all of the outstanding shares of the Issuer's Series A Preferred Stock were converted into shares of Common Stock. As a result of this conversion, ABV VI received 60,307 shares of Common Stock.Except as described herein, during the past sixty (60) days on or prior to January 9, 2020 (the “Event Date”), and from the Event Date to the Filing Date, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

ABV VI has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it. The partners of ABV VI have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it, in accordance with their respective ownership interests in ABV VI.

This Amendment constitutes an exit filing for the Reporting Persons.

Item 7.   Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1          Joint Filing Agreement, dated October 31, 2014, signed by each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Issuer with the Securities and Exchange Commission on October 31, 2014).

Exhibit 2          Agreement and Plan of Merger and Reorganization, dated September 23, 2019, (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on January 10, 2020).

Exhibit 3          Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated November 19, 2019 (incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on January 10, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 17, 2020

Abingworth Bioventures VI, LP

By: Abingworth LLP, its Manager

By: /s/ John Heard

     Name:  John Heard

     Title:  Authorized Signatory

Abingworth LLP

By:  /s/ John Heard

Name:  John Heard

Title:  Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001).